801 East 86th Avenue

Merrillville, IN 46410

January 13, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	NiSource Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Proxy Statement on Schedule 14A Filed April 1, 2011 File No. 001-16189

Dear Ms. Ransom:

NiSource Inc., a Delaware corporation (“we”, “our” or the “Company”), submits herewith our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in its letter to Mr. Robert C. Skaggs of the Company dated December 30, 2011 (the “Comment Letter”).

As requested in the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of reference, Staff’s comment is set forth in bold below followed by the Company’s response.

Mara L. Ransom

Assistant Director

January 13, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or results in your liquidity decreasing or increasing in any material way. For example, we note your disclosure that your Electric Operations’ net revenues increased $121.5 million due in part to an improved economy and warmer weather. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

Response:

We acknowledge the Staff’s comment and, in future filings, the Company will discuss within our Executive Summary section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way and also will provide cross references to more detailed applicable disclosures in our Form 10-K.

In response to the Staff’s comment, we note that our business segments are subject to various risks, such as those associated with adverse economic conditions and weather. It is often difficult to predict the impact of certain trends, however, to the extent possible, we provide context for the investor such as the revenues by type, unit sales by type, customer information by type, weather statistics and market conditions for our Gas Distribution Operations and Electric Operations within the Results and Discussion of Segment Operations beginning on page 46 of our 2010 Form 10-K. Additionally, our earnings trends for our Gas Distribution Operations and Electric Operations are heavily dependent on regulatory actions and rate cases which we discuss in the Executive Summary section of the MD&A on pages 25-27. Our earnings trends for the Gas Transmission and Storage Operations vary significantly based on growth projects which are discussed in the MD&A on pages 27-28 and on pages 51-52. Additionally, we provide a detailed discussion of our strategy for maintaining our liquidity position in the Financial Management of the Balance Sheet section of the MD&A on pages 28-29.

Mara L. Ransom

Assistant Director

January 13, 2012

From a consolidated perspective, quality and variability of our earnings and cash flows are dependent on the factors noted above. Although we believe we discuss these matters in greater detail in other areas, the inclusion of additional information in the Executive Summary section that management believes is most relevant to recent trends and business conditions will assist in a more complete understanding of factors affecting us and the opportunities and challenges we face. Additionally, in the Risk Factors section beginning on page 9 of the 2010 Form 10-K, we provide a discussion of operational, regulatory, and environmental short and long term risks to which our business is exposed. Although we intended the Executive Summary section of the MD&A in the 2010 Form 10-K to be a summary of the more detailed disclosures described above, in future filings we believe that by providing additional context around the discussion points in the Executive Summary and providing cross-references to related detailed disclosures, investors will have a clearer understanding of the known material trends, uncertainties, demands, commitments, events we face, and the actions we are taking to address them.

The following is an excerpt from our Executive Summary and to the extent that this section remains similar to our current disclosure, our future filings will include additional disclosures management believes could significantly impact the quality and variability of earnings and cash flows, risks and uncertainties, relevant economic and industry factors, material opportunities and challenges, matters on which management is most focused and significant actions being taken to address such matters, such as those indicated with red underlined type below.

Increases in income from continuing operations were due primarily to the following items:

•

Electric Operations’ net revenues increased $121.5 million from 2009. This increase was primarily the result of higher industrial usage and margins of $45.1 million due to improved economic conditions (see page 59 for a discussion of market conditions), warmer weather of approximately $35 million, and a $17.1 million increase in environmental trackers, which are partially offset in operating expenses and vary year over year due to changes in scope of regulatory recoverability and varying levels of tracker-eligible recoverable investment and expense incurred. Additionally, there was an increase of $14.6 million in off-system sales, including a reduction of $8.2 million in off-system sales in 2009 resulting from a one-time FAC settlement.

•

NiSource’s Gas Transmission and Storage Operations’ net revenues increased $18.5 million primarily due to increased demand and commodity margin revenues from growth projects of $22.9 million (see pages 27-28 and 51-52 for a discussion of growth projects) and an increase of $8.3 million due to the one-time recognition of revenue for a previously deferred gain for native gas contributed to Hardy Storage Company from Columbia Transmission following Hardy Storage securing permanent financing. These increases in revenue were partially offset by a decrease in shorter term transportation and storage services of $23.1 million as the value of these services returned to historic levels in 2010.

Mara L. Ransom

Assistant Director

January 13, 2012

•

The effective tax rate decreased to 32.4% compared to 41.8% for the comparable period last year. The decrease is due to NiSource recording a $15.2 million reduction in income tax expense in the third quarter of 2010 as a result of a rate case settlement by Columbia of Pennsylvania that requires the company to flow through certain tax benefits to customers in current rates. NiSource expects to experience benefits related to this issue until January 2014. Additionally, the company experienced increases in income tax expense in 2009 for additional deferred income tax expense related to state apportionment changes and no such changes were experienced in 2010.

Increases in income from continuing operations were partially offset due to the following item:

•

On December 30, 2010, NiSource Finance finalized a cash tender offer for $273.1 million aggregate principal amount of its outstanding 10.75% notes due in 2016. As a result of this tender offer, NiSource incurred $96.7 million in early redemption fees, primarily attributable to early redemption premiums and unamortized discounts and fees, which is recorded as a loss on the early extinguishment of long-term debt.

The enhanced Executive Summary section will vary each period depending on current developments and circumstances. We believe that by providing additional context around the discussion points in the Executive Summary and providing cross-references to related detailed disclosures, investors will have a clearer understanding of the known material trends, uncertainties, demands, commitments, events we face, and the actions we are taking to address them.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 16

2.	Please revise your disclosure to explain how the ultimate amounts that were paid to your named executive officers under the 2010 Incentive Plan were determined. Specifically, tell us how achievement, or lack thereof, of each of the business performance goals outlined on page 21 and individual performance outlined on page 22 resulted in the amounts reflected in the summary compensation table and what caused amounts to be presented in the bonus versus the non-equity incentive plan compensation columns. For example, on page 21 your disclosure indicates that Mr. Helm received an incentive payout of $450,000 and we see that the summary compensation table reflects payments to him in that approximate aggregate amount in the bonus and non-equity incentive plan compensation columns, however, it is not clear how those respective amounts were arrived at, including what weight was given to the performance goals outlined on pages 21 and 22.

Mara L. Ransom

Assistant Director

January 13, 2012

Response:

We acknowledge the Staff’s comment and, in future filings, we will more clearly delineate the amount of non-equity incentive plan compensation for each Named Executive Officer and explain how such compensation amounts were arrived at by including the weight given to each performance goal as well as the total non-equity incentive plan compensation as a percentage of target. We will also more clearly distinguish such amounts from any discretionary bonus amounts paid at the discretion of the Committee. For purposes of illustration, we have modified our 2010 CD&A disclosures in the manner requested by the Staff. We are providing the revised disclosures below, which include the additional disclosures as indicated with red underlined type in order to demonstrate how we expect the substance of our future CD&A disclosures to be structured.

2010 Annual Incentive Plan. The Committee determines annual incentive ranges for all senior executives under the NiSource Inc. Corporate Incentive Plan (“Incentive Plan”), which is a broad-based plan that extends to most employees within the organization. The purpose of this component is to provide an incentive opportunity for employees based upon the annual performance of the Company and individual contribution to the success of the Company. As in past years, every eligible employee has an incentive level that identifies his or her incentive opportunity at trigger, target and stretch levels of performance. The incentive paid at the trigger performance level is 50% of target, and the incentive paid at the stretch level of performance is 150% of target.

In determining incentive compensation ranges for the Named Executive Officers, the Committee considered benchmark information, input from the compensation consultant, historical payouts and individual performance. For 2010, the Committee determined that existing target incentive opportunities were below market norms for certain Named Executive Officers, and, accordingly, increased the incentive ranges for Mr. Skaggs and Ms. Hightman. Stated as a percentage of base salary, the incentive ranges for the Named Executive Officers in 2010 were:

Robert C. Skaggs,	40% to 120% with a target of 80%
President and Chief Executive Officer
Messrs. Smith,	32.5% to 97.5% with a target of 65%
Helms, and Staton
Ms. Hightman	30% to 90% with a target of 60%

For the 2010 Incentive Plan, the Committee established corporate financial goals for both earnings and cash flow.

Mara L. Ransom

Assistant Director

January 13, 2012

•

The measure of earnings was net operating earnings per share (after accounting for the cost of any incentive payout). Net operating earnings was defined as income from continuing operations determined in accordance with Generally Accepted Accounting Principles (“GAAP”) adjusted for certain items, such as weather, gains and losses on the sale of assets, and certain out-of-period items and reserve adjustments. The Committee uses net operating earnings, a non-GAAP financial measure, for determining financial performance for incentive compensation plans because the Board and management believe this measure better represents the fundamental earnings strength and performance of the Company. NiSource uses net operating earnings internally for budgeting and for reporting to the Board.

•

The cash flow measure, corporate funds from operations, was calculated by taking net income from operations and adding back non-cash items like depreciation. The Committee uses corporate funds from operations as an incentive plan measure because the Board and management believe this measure fairly represents the amount of cash produced by the Company’s operations.

Incentive Plan awards for 2010 also reflected achievement with respect to business unit earnings and cash flow goals for the Company’s three business units. The Committee believes the inclusion of business unit goals in the Incentive Plan improves the line of sight between employees and the incentive measures, thereby enhancing Company performance. The Committee extended to Mr. Skaggs the authority to establish the annual business unit targets for the year. He assigned goals that, if accomplished, were expected to ensure the Company’s attainment of its overall corporate objectives.

The target goals for the Incentive Plan are based upon the financial plan approved by the Board. The financial plan is designed to achieve the Company’s goal of creating sustainable stockholder value by growing earnings, effectively managing the Company’s cash, maintaining the dividend, and sustaining an investment grade credit rating. In addition to approving goals that correspond to target incentive award payouts, the Committee also established trigger and stretch goals that corresponded to the lesser and greater incentive payments made at trigger and stretch performance levels.

For senior executives, including all the Named Executive Officers, Incentive Plan awards are based upon achievement with respect to three corporate measures; net operating earnings per share, corporate funds from operations, and total debt as of December 31, 2010. The Committee assigned goals for these particular measures based upon its determination that their achievement was vital to the Company’s success in increasing stockholder value in 2010. The senior executives’ incentive opportunities are contingent on achievement of these measures, subject to the Committee’s final discretion. In addition, Messrs. Helms’ and Staton’s incentive opportunities are also based upon the respective performance of the business units they lead.

Mara L. Ransom

Assistant Director

January 13, 2012

If the Company and, where applicable, the business unit, meet their respective goals, employees in good standing are eligible to receive an incentive in accordance with the Incentive Plan. As noted above, the Committee retains the discretion to determine the incentives to be paid each Named Executive Officer.

The approved 2010 Incentive Plan performance goals and results for Messrs. Skaggs and Smith and Ms. Hightman, resulted in an incentive payout to each of them equal to 145% of target and are as follows:

Mara L. Ransom

Assistant Director

January 13, 2012

Measure	Goals			Results		Percent of Target(1)	Weight
NiSource Net Operating Earnings per Share	Stretch Target Trigger	$ $ $	1.20 1.15 1.10	$1.22		150%	50%
NiSource Funds from Operations	Stretch Target Trigger	$ $ $	1,040M 940M 840M	$1,053M		150%	25%
NiSource Debt as of December 31, 2010	Stretch Target Trigger	$ $ $	6,838M 6,988M 7,138M	$6,901M	(2)	129%	25%

(1)	When the result for a particular measure lands between two goals (for example, between the target and stretch goal), then the incentive opportunity is determined by interpolation and is expressed as a percentage of the target opportunity.
(2)	Reflects an adjustment of $176.5 million for the change from Discontinued Operations to Continuing Operations due to a sale not being consummated.

The approved 2010 Incentive Plan performance goals and results for the leaders of our business units, Messrs. Helms and Staton, are tied to the performance of the business units they lead.

The 2010 performance goals and results for Mr. Helms resulted in an incentive payout to Mr. Helms equal to 98% of target and are as follows:

Measure	Goals			Results		Percent of Target(1)	Weight
NiSource Net Operating Earnings per Share	Stretch Target Trigger	$ $ $	1.20 1.15 1.10	$1.22		150%	25%
NiSource Funds from Operations	Stretch Target Trigger	$ $ $	1,040M 940M 840M	$1,053M		150%	12.5%
NiSource Debt as of December 31, 2010	Stretch Target Trigger	$ $ $	6,838M 6,988M 7,138M	$6,901M	(2)	129%	12.5%
Gas Transmission & Storage Operating Earnings	Stretch Target Trigger	$ $ $	430M 418M 406M	$394M		0%	25%
Gas Transmission & Storage Cash from Operations	Stretch Target Trigger	$ $ $	443.9M 349.1M 289.4M	$353M		102%	25%

(1)	When the result for a particular measure lands between two goals (for example, between the target and stretch goal), then the incentive opportunity is determined by interpolation and is expressed as a percentage of the target opportunity.
(2)	Reflects an adjustment of $176.5 million for the change from Discontinued Operations to Continuing Operations due to a sale not being consummated.

Mara L. Ransom

Assistant Director

January 13, 2012

The 2010 performance goals and results for Mr. Staton resulted in an incentive payout to Mr. Staton equal to 137% of target and are as follows:

Measure	Goals			Results		Percent of Target(1)	Weight
NiSource Net Operating Earnings per Share	Stretch Target Trigger	$ $ $	1.20 1.15 1.10	$1.22		150%	25%
NiSource Funds from Operations	Stretch Target Trigger	$ $ $	1,040M 940M 840M	$1,053M		150%	12.5%
NiSource Debt as of December 31, 2010	Stretch Target Trigger	$ $ $	6,838M 6,988M 7,138M	$6,901M	(2)	129%	12.5%
Gas Distribution Operating Earnings	Stretch Target Trigger	$ $ $	355M 336M 320M	$348M		132%	12.5%
Gas Distribution Cash from Operations	Stretch Target Trigger	$ $ $	574.5M 400M 296.4M	$508M		131%	12.5%
Northern Indiana Energy Operating Earnings	Stretch Target Trigger	$ $ $	250M 231M 213M	$253M		150%	12.5%
Northern Indiana Energy Cash from Operations	Stretch Target Trigger	$ $ $	388M 237M 166.9M	$246M		103%	12.5%

(1)	When the result for a particular measure lands between two goals (for example, between the target and stretch goal), then the incentive opportunity is determined by interpolation and is expressed as a percentage of the target opportunity.
(2)	Reflects an adjustment of $176.5 million for the change from Discontinued Operations to Continuing Operations due to a sale not being consummated.

Mara L. Ransom

Assistant Director

January 13, 2012

Consistent with the philosophy of paying for performance, Incentive Plan funding levels were based upon the performance of each business unit in relation to its respective goals, which the Committee believes appropriately aligned the employees of the organization with the overall objective of increasing stockholder value. Based upon the strong results displayed above, the Committee approved performance-based payouts under the Incentive Plan to the respective units as follows:

Named Executive Officer	Target (% of Salary)	2010 Award (% of Target)	2010 Award (% of Salary)	2010 Award ($)
Robert C. Skaggs	80%	145%	116%	$1,044,000
Stephen P. Smith	65%	145%	94.25%	$517,481
Christopher A. Helms	65%	98%	63.70%	$349,903
Jimmy D. Staton	65%	137%	89.05%	$489,328
Carrie J. Hightman	60%	145%	87%	$390,825

In addition, the Committee exercised its discretion to award bonuses to each of the Named Executive Officers in addition to the amounts based on performance relative to the pre-established performance criteria described above under the Incentive Plan. The amounts of these discretionary bonuses, described more fully below, are set forth in the Bonus Column of Summary Compensation table because they are discretionary as distinguished from the amounts based on performance relative to the pre-established performance criteria, described above, which are set forth in the Non-Equity Incentive Plan Column of the Summary Compensation table.

2010 Incentive Plan and Discretionary Payouts to the Named Executive Officers. For 2010, the Committee determined that Mr. Skaggs should receive an annual incentive payout in the amount of $1,250,000 — 50% in cash and 50% in restricted stock. Accordingly, the Committee granted Mr. Skaggs 33,476 shares of restricted stock, which had a fair market value of $625,000 as of the date of the grant, January 28, 2011. The service restrictions on these shares lapse January 28, 2014. The total value of $1,250,000 exceeds by $206,000 the arithmetic value of the calculated incentive amount (based upon Mr. Skaggs’ base salary of $900,000, the Company’s performance on the three financial metrics that apply to senior executives and his incentive range). The Committee determined it was appropriate to approve a $625,000 cash award and a $625,000 restricted share grant to Mr. Skaggs to recognize his leadership over the past several years in building the Company and continuing to lead the Company’s strong performance in 2010, including achieving net operating earnings of $1.22 per share in 2010 — an increase of 14% over 2009, and the fourth consecutive year in which the Company delivered earnings within its increased guidance range.

Mara L. Ransom

Assistant Director

January 13, 2012

The Committee further considered that under Mr. Skaggs’ leadership the Company has maintained its commitment to preserve a stable investment-grade credit rating; maintained its dividend level; and improved employee engagement, safety and system reliability metrics. The Committee determined that providing Mr. Skaggs these payments was consistent with the Company’s philosophy to pay for performance.

Mr. Skaggs made recommendations to the Committee with respect to the award of incentive payouts to the other senior executives, including all of the Named Executive Officers other than himself, for 2010. As noted above, the Company exceeded the stretch goals for net operating earnings per share and for funds from operations, and exceeded the target goal for debt. In making his recommendations, Mr. Skaggs considered the performance of the senior executives in delivering strong stockholder returns in 2010, as well as the respective performances of the business units and corporate functions the executives led. The Committee considered and accepted Mr. Skaggs’ recommendations and approved incentive payouts to the Named Executive Officers as follows:

•

Mr. Smith received a total payout of $550,000 based upon his performance and contributions to the Company’s success. This amount includes a discretionary bonus amount of $32,519 based on his contributions including: outstanding execution of the Company’s financial strategic plan, including a successful forward equity sale; a debt tender offer; stable credit ratings; and continued strengthening of the finance and accounting team. This payout is incremental to the payments made pursuant to a 2008 employment agreement with Mr. Smith that provided for additional 2010 bonus payments equal to $492,500 as more fully described in footnote 2 to the Summary Compensation Table.

•

Mr. Helms received a total payout of $450,000 based upon his performance and his contributions to the Company’s success. This amount includes a discretionary bonus amount of $100,097 based on his contributions including: delivering on his business unit’s cash financial target; delivery of key growth projects, on time and under budget; strong management of pipeline integrity and reliability initiatives; and the development and filing of a rate case regarding Columbia Gulf.

•

Mr. Staton received a total payout of $550,000 based upon his performance and his individual contributions to the Company’s success. This amount includes a discretionary bonus amount of $60,672 based on his contributions including: attainment by NGD and NIE of their financial and business targets; settlement of a gas rate case by Northern Indiana Public Service Company (“NIPSCO”); strong improvements in reliability and customer service metrics at NIPSCO; strengthened safety measures at NGD and NIE; achievement of a constructive result in the first NIPSCO electric rate case; preparation and filing of a second NIPSCO electric rate case; and the building of the leadership teams in NGD and NIE.

•

Ms. Hightman received a total payout of $400,000 based upon her performance and her individual contributions to the Company’s success. This amount includes a discretionary bonus amount of $9,175 based on her contributions

Mara L. Ransom

Assistant Director

January 13, 2012

including: playing a key role in the NIPSCO rate cases; strong support of the Board’s ES&S and Governance Committees; successful settlement of a NIPSCO environmental matter; the resolution of legacy litigation; and the strengthening of sustainability efforts and her leadership team.

3.	We note your indication that the Committee retains the discretion to determine the incentives to be paid to each Named Executive Officer. Please tell us to what extent, if any, the Committee exercised such discretion in 2010.

Response:

We acknowledge the Staff’s comment and, in future filings, our revised disclosure will describe the Committee’s exercise of discretion in determining the incentives paid to each Named Executive Officer. Additionally, we have included in our response to comment 2 above, this information with respect to 2010.

* * * * *

The Company will send a copy of this request to you by overnight delivery. Please direct any further questions or comments you may have regarding this filing to me at (219) 647-6244.

Very truly yours,

/s/ Robert E. Smith

Robert E. Smith

Vice President

and Assistant Corporate Secretary

cc:	Robert C. Skaggs

Stephen P. Smith

Carrie J. Hightman

Jon Veurink